Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

December 20, 2018
VIA EMAIL AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Luby’s Inc. (the “Company”)
PRRN14A filed on December 19, 2018
Filed by Bandera Master Fund L.P. et al.
File No. 1-08308
Dear Ms. Chalk:

We acknowledge receipt of the letter of comment dated December 20, 2018 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Bandera Master Fund L.P. and the other participants named in the Proxy Statement (collectively, “Bandera”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement filed on December 19, 2018
General
1.
We note your response to comment 1 in our prior comment letter dated December 17, 2018. We note however, that the obligation to amend a Schedule 13D does not require a “definitive intention.” Item 4(d) of Schedule 13D requires disclosure of a filer’s “plans or proposals” regarding “[a]ny change in the present board of directors or management of the issuer.” Exchange Act Rule 13d-2 requires you to amend a previously-filed Schedule 13D promptly when any material change occurs in the information previously disclosed, including information disclosed pursuant to Item 4.

Bandera gratefully acknowledges the Staff’s comment in its telephonic clarification and the lack of current action item relating to this comment.  Bandera wishes to alert the Staff that it is discussing these rules with its counsel in detail, and to assure the Staff of its willingness and intention to closely follow the Staff’s expectations with respect to the same on an ongoing basis.
2.
Refer to comment 3 in our prior comment letter dated December 17, 2018 and your responsive disclose. It is our understanding from the Company’s proxy statement that its bylaws provide that Proposals 2 and 3 must be passed by a majority of votes cast versus a majority of shares “present and entitled to vote.” The treatment of abstentions would appear to be different under these two standards. Please revise or advise.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested clarifications. Please see PDF pages 16, 17, 19 and 20 of the Proxy Statement.
Form of Proxy

3.
For the new bold-faced type you have added on Proposal 1 on the card about how it will be voted, clarify that this is only if the card is signed and submitted but there is no vote as to Proposal 1. In addition, revise to specify the Company director candidates for whom you are NOT seeking proxy authority and for whom you will not vote.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested clarifications. Please see PDF page 32 of the Proxy Statement. Please note that we are currently finalizing the Company’s director candidates for whom we will not be seeking proxy authority and will include in our definitive proxy statement.
4.	For Proposal 4, please conform your voting options to the choices included on the Company’s card (for, against, abstain). See Exchange Act Rule 14a-4(b)(1).
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested clarifications. Please see PDF page 33 of the Proxy Statement.
We respectfully request expedited review and approve of these changes, so as to prevent an unfair situation where the Company has an appreciable timing advantage on its mailing to shareholders. If possible, we would like to respond to any additional Staff comments by telephone so that our next proxy statement filing will be of our definitive proxy statement.

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

Christopher P. Davis

Cc: Rebecca L. Van Derlaske

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